EXHIBIT 99.1

FirstService Reports Third Quarter 2023 Results

Strong Organic Top-Line Growth Drives Financial Performance

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022

Revenues (millions)	$1,117.1	$960.5	$3,255.3	$2,725.7
Adjusted EBITDA (millions) (note 1)	111.9	95.5	312.4	249.2
Adjusted EPS (note 2)	1.25	1.17	3.56	3.02

GAAP Operating Earnings	73.6	62.7	196.8	151.6
GAAP EPS	0.73	0.77	2.10	1.86

TORONTO, Oct. 26, 2023 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its third quarter ended September 30, 2023. All amounts are in US dollars.

Consolidated revenues for the third quarter were $1.12 billion, a 16% increase relative to the same quarter in the prior year, including 10% organic growth. Adjusted EBITDA (note 1) increased 17% to $111.9 million, and Adjusted EPS (note 2) was $1.25, up 7% versus the prior year quarter. During the third quarter, FirstService reported GAAP Operating Earnings of $73.6 million, up from $62.7 million in the prior year period. The GAAP diluted earnings per share was $0.73 in the quarter, compared to $0.77 for the same quarter a year ago.

For the nine months ended September 30, 2023, consolidated revenues were $3.26 billion, a 19% increase relative to the comparable prior year period, Adjusted EBITDA was $312.4 million, up 25%, and Adjusted EPS was $3.56, up 18% versus the prior year period. FirstService’s GAAP Operating Earnings were $196.8 million in the current year period, versus $151.6 million in the prior year. The GAAP diluted earnings per share for the nine months year-to-date was $2.10, compared to $1.86 in the prior year period.

“We are pleased to report another very good quarter on the back of continued impressive organic growth across our service lines,” said Scott Patterson, Chief Executive Officer of FirstService. “With our financial results thus far in 2023, we are well-positioned to deliver on our expectations of strong performance for the full year,” he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$4.2 billion in annual revenues and has approximately 27,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $537.8 million for the third quarter, up 12% compared to the prior year quarter, including organic growth of 9%. The growth was driven by both new client contract wins and an expanded offering of services with existing clients across most markets. Adjusted EBITDA for the quarter was $56.6 million, versus $49.6 million in the prior year period. GAAP Operating Earnings were $49.0 million, versus $41.7 million for the third quarter of last year. Operating margins were relatively in line with the prior year period.

FirstService Brands revenues during the third quarter grew to $579.3 million, up 20% relative to the prior year period. Organic growth was 11%, with the balance from recent tuck-under acquisitions. All of our service lines contributed to the revenue growth, highlighted by organic strength at our Century Fire and restoration brands. Adjusted EBITDA for the third quarter was $60.7 million, up from $48.8 million in the prior year period. GAAP Operating Earnings were $33.9 million, versus $28.2 million in the prior year quarter. Margin expansion within the division was due to the operating leverage benefits arising from the strong revenue growth within our restoration and Century Fire service lines.

Corporate costs, as presented in Adjusted EBITDA, were $5.3 million in the third quarter, relative to $3.0 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $9.4 million, relative to $7.1 million in the prior year period, with the year-over-year cost increase primarily driven by the impact of foreign exchange.

Conference Call
FirstService will be holding a conference call on Thursday, October 26, 2023 at 11:00 a.m. Eastern Time to discuss the quarter’s results. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BI79338a5b77274924b0c7ab34bcc28475 to receive the dial-in number and their unique PIN. To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/5xx45775 . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2022 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense, net; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2023	2022	2023	2022

Net earnings	$45,858	$41,341	$123,238	$100,668
Income tax	16,447	13,830	44,266	34,168
Other expense (income), net	(702)	779	(5,215)	566
Interest expense, net	11,956	6,759	34,541	16,166
Operating earnings	73,559	62,709	196,830	151,568
Depreciation and amortization	33,146	26,901	94,062	79,723
Acquisition-related items	1,274	1,774	5,032	3,921
Stock-based compensation expense	3,957	4,117	16,461	13,973
Adjusted EBITDA	$111,936	$95,501	$312,385	$249,185

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, September 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$49,001	$33,935	$(9,377)
Depreciation and amortization	9,919	23,204	23
Acquisition-related items	(2,345)	3,553	66
Stock-based compensation expense	-	-	3,957
Adjusted EBITDA	$56,575	$60,692	$(5,331)

Three months ended, September 30, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$41,658	$28,178	$(7,127)
Depreciation and amortization	6,813	20,066	22
Acquisition-related items	1,173	581	20
Stock-based compensation expense	-	-	4,117
Adjusted EBITDA	$49,644	$48,825	$(2,968)

Nine months ended, September 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$120,908	$105,865	$(29,943)
Depreciation and amortization	24,741	69,252	69
Acquisition-related items	(1,368)	6,167	233
Stock-based compensation expense	-	-	16,461
Adjusted EBITDA	$144,281	$181,284	$(13,180)

Nine months ended, September 30, 2022	FirstService	FirstService
	Residential	Brands	Corporate

Operating earnings (loss)	$108,311	$67,598	$(24,341)
Depreciation and amortization	21,020	58,635	68
Acquisition-related items	1,191	2,606	124
Stock-based compensation expense	-	-	13,973
Adjusted EBITDA	$130,522	$128,839	$(10,176)

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2023	2022	2023	2022

Net earnings	$45,858	$41,341	$123,238	$100,668
Non-controlling interest share of earnings	(4,406)	(2,904)	(10,215)	(5,919)
Acquisition-related items	1,274	1,774	5,032	3,921
Amortization of intangible assets	14,454	12,202	40,296	35,066
Stock-based compensation expense	3,957	4,117	16,461	13,973
Income tax on adjustments	(4,787)	(4,243)	(14,757)	(12,750)
Non-controlling interest on adjustments	(321)	(280)	(852)	(714)
Adjusted net earnings	$56,029	$52,007	$159,203	$134,245

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2023	2022	2023	2022

Diluted net earnings per share	$0.73	$0.77	$2.10	$1.86
Non-controlling interest redemption increment	0.20	0.10	0.42	0.27
Acquisition-related items	0.03	0.04	0.11	0.09
Amortization of intangible assets, net of tax	0.23	0.19	0.66	0.57
Stock-based compensation expense, net of tax	0.06	0.07	0.27	0.23
Adjusted earnings per share	$1.25	$1.17	$3.56	$3.02

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
	2023	2022	2023	2022

Revenues	$1,117,109	$960,455	$3,255,288	$2,725,734

Cost of revenues	756,561	661,097	2,211,088	1,875,406
Selling, general and administrative expenses	252,569	207,974	748,276	615,116
Depreciation	18,692	14,699	53,766	44,657
Amortization of intangible assets	14,454	12,202	40,296	35,066
Acquisition-related items (1)	1,274	1,774	5,032	3,921
Operating earnings	73,559	62,709	196,830	151,568
Interest expense, net	11,956	6,759	34,541	16,166
Other expense (income), net	(702)	779	(5,215)	566
Earnings before income tax	62,305	55,171	167,504	134,836
Income tax	16,447	13,830	44,266	34,168
Net earnings	45,858	41,341	123,238	100,668
Non-controlling interest share of earnings	4,406	2,904	10,215	5,919
Non-controlling interest redemption increment	8,801	4,260	18,894	11,921
Net earnings attributable to Company	$32,651	$34,177	$94,129	$82,828

Net earnings per common share
Basic	$0.73	$0.77	$2.11	$1.87
Diluted	0.73	0.77	2.10	1.86

Adjusted earnings per share (2)	$1.25	$1.17	$3.56	$3.02

Weighted average common shares (thousands)
Basic	44,613	44,201	44,529	44,179
Diluted	44,853	44,496	44,772	44,511

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	September 30, 2023	December 31, 2022

Assets
Cash and cash equivalents	$150,045	$136,219
Restricted cash	27,841	23,129
Accounts receivable	737,771	635,942
Prepaid and other current assets	341,185	313,582
Current assets	1,256,842	1,108,872
Other non-current assets	24,106	38,549
Fixed assets	181,344	167,012
Operating lease right-of-use assets	210,799	205,544
Goodwill and intangible assets	1,377,629	1,254,537
Total assets	$3,050,720	$2,774,514

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$401,300	$398,313
Other current liabilities	194,919	153,866
Operating lease liabilities - current	50,341	49,145
Long-term debt - current	37,008	35,665
Current liabilities	683,568	636,989
Long-term debt - non-current	753,960	698,798
Operating lease liabilities - non-current	175,485	168,557
Other liabilities	87,845	78,178
Deferred income tax	66,567	51,097
Redeemable non-controlling interests	266,105	233,429
Shareholders' equity	1,017,190	907,466
Total liabilities and equity	$3,050,720	$2,774,514

Supplemental balance sheet information
Total debt	$790,968	$734,463
Total debt, net of cash	640,923	598,244

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
	2023	2022	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$45,858	$41,341	$123,238	$100,668
Items not affecting cash:
Depreciation and amortization	33,146	26,901	94,062	79,723
Deferred income tax	55	(609)	(636)	(1,813)
Other	5,034	4,819	16,032	16,295
	84,093	72,452	232,696	194,873

Changes in non-cash working capital
Accounts receivable	45,576	(22,960)	(76,777)	(1,226)
Payables and accruals	(29,489)	(4,397)	(18,497)	(39,847)
Other	(16,215)	(56,520)	32,492	(101,925)
Net cash provided by (used in) operating activities	83,965	(11,425)	169,914	51,875

Investing activities
Acquisition of businesses, net of cash acquired	(19,366)	(7,530)	(112,816)	(7,530)
Purchases of fixed assets	(23,465)	(19,076)	(67,669)	(55,454)
Other investing activities	(1,496)	(2,032)	(240)	(16,001)
Net cash used in investing activities	(44,327)	(28,638)	(180,725)	(78,985)

Financing activities
Increase (decrease) in long-term debt, net	(29,196)	60,089	55,849	65,818
Purchases of non-controlling interests, net	(564)	(2,158)	(4,174)	(21,337)
Dividends paid to common shareholders	(10,033)	(8,949)	(29,013)	(25,930)
Distributions paid to non-controlling interests	(2,450)	(3,649)	(6,922)	(6,251)
Other financing activities	(3,508)	(2,437)	13,636	4,172
Net cash provided by (used in) financing activities	(45,751)	42,896	29,376	16,472

Effect of exchange rate changes on cash	577	1,180	(27)	1,549

Increase (decrease) in cash, cash equivalents and restricted cash	(5,536)	4,013	18,538	(9,089)

Cash, cash equivalents and restricted cash, beginning of period	183,422	181,169	159,348	194,271

Cash, cash equivalents and restricted cash, end of period	$177,886	$185,182	$177,886	$185,182

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2023
Revenues	$537,828	$579,281	$-	$1,117,109
Adjusted EBITDA	56,575	60,692	(5,331)	111,936

Operating earnings	49,001	33,935	(9,377)	73,559

2022
Revenues	$478,562	$481,893	$-	$960,455
Adjusted EBITDA	49,644	48,825	(2,968)	95,501

Operating earnings	41,658	28,178	(7,127)	62,709

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2023
Revenues	$1,500,542	$1,754,746	$-	$3,255,288
Adjusted EBITDA	144,281	181,284	(13,180)	312,385

Operating earnings	120,908	105,865	(29,943)	196,830

2022
Revenues	$1,330,134	$1,395,600	$-	$2,725,734
Adjusted EBITDA	130,522	128,839	(10,176)	249,185

Operating earnings	108,311	67,598	(24,341)	151,568

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566